Exhibit 99.3

Meru team,

As you have now heard, this morning, we announced a definitive agreement for Fortinet to acquire Meru Networks. I would like to take this opportunity to welcome you to the Fortinet family. This exciting acquisition news will provide important opportunities for all involved, and will expand our joint opportunity to address a larger portion of the growing $5B global enterprise secured Wi-Fi market.

As a dynamic leader in the network security industry, Fortinet has grown significantly over the past 15-years due to our drive to consistently innovate and provide our customers with the best solutions available. The Meru acquisition is aligned to our vision of combining strong network security with ubiquitous connectivity. The addition of Meru’s Wi-Fi solutions to our successful Wi-Fi product set extends the delivery of a secure, uninterrupted user experience and provides peak performance in environments requiring high capacity load and a high-density of wireless users. This will help us all accelerate innovation through the delivery of new solutions and services, will increase our growth opportunities, and provide significant benefits to our customers and partners globally.

This acquisition is expected to close during the third quarter of 2015. Prior to the close, both Fortinet and Meru will continue to operate as separate companies. Upon completion of the transaction Meru employees will join our company under the Fortinet name.

Fortinet is dedicated to becoming the #1 standalone network security company, and our strategy to reach that goal is well underway. We have set our path in the right direction and will continue to make business decisions that will drive us further toward market leadership. The acquisition of Meru is one of those important decisions.

I, and the entire Fortinet team, look forward to working with all of you to realize accelerated growth and ongoing customer success.

Sincerely,

Ken Xie

Founder, Chairman and CEO, Fortinet

Additional Information

In connection with the proposed acquisition, Fortinet will commence a tender offer for the outstanding shares of Meru. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Meru, nor is it a substitute for the tender offer materials that Fortinet and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender is commenced, Fortinet and its acquisition subsidiary will file tender offer materials on Schedule TO, and Meru will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Meru are urged to read these documents when they become available because they will contain important information that holders of Meru securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Meru at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.